UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Global Indemnity Group, LLC
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

37959R103
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Fund Advisors, Inc. 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

849,985

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

849,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

849,985

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

849,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

849,985

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

849,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

849,985

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

849,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

849,985

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

849,985

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,985

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

Item 1.	Security and Issuer.

The name of the issuer is Global Indemnity Group, LLC, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3 Bala Plaza East, Suite 300, Bala Cynwyd, PA 19004, United States of America. This Schedule 13D relates to the Issuer's Class A Common Stock, (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (ii) Harbert Management Corporation, an Alabama corporation (“HMC”), (iii) Jack Bryant, a United States citizen, (iv) Kenan Lucas, a United States citizen, and (v) Raymond Harbert, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	HFA is registered as an investment adviser with the U.S. Securities and Exchange Commission. HFA’s principal business is providing investment advice, and certain operational and administrative services, to its clients. Kenan Lucas is the portfolio manager for the client accounts that hold the shares (the “Clients”). Jack Bryant is a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Clients, over which HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by the Clients is approximately $21,066,148.

Item 4.	Purpose of Transaction.

The Reporting Persons sent the letter attached in Exhibit C to the Chairman of the Issuer’s Board of Directors. Other than the foregoing, there have been no changes from the Schedule 13D filed on December 22, 2020.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 849,985 Shares, constituting 8.1% of the Shares, based upon *10,479,999 Shares outstanding.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 849,985 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 849,985 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 849,985 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 849,985 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 849,985 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 849,985 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 849,985 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 849,985 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 849,985 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 849,985 Shares.

The transactions by the Reporting Persons in the securities of the Issuer since the initial Schedule 13D are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Class A Common Shares at May 19, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The holdings listed above are held by the Clients.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares Exhibit C: Letter to GBLI Chairman Fox

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2021
(Date)

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant *
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment number three to the Schedule 13D relating to the Class A Common Stock of Global Indemnity Group, LLC. shall be filed on behalf of the undersigned.

May 19, 2021
(Date)

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

The Reporting Persons have not transacted in shares of the Issuer in the past 60 days.

Exhibit C

Letter to the GBLI Chairman Fox

May 19, 2021

Mr. Saul Fox, Chairman of the Board of Directors

Global Indemnity Group, LLC

Three Bala Plaza East

Suite 300

Bala Cynwyd, PA 19004

By Federal Express and email

Chairman Fox,

We currently manage 849,985 shares of Global Indemnity Group, LLC (“GBLI”) shares, or roughly 8.1% of the Class A shares outstanding. We invested in GBLI because we believe the shares are trading at a substantial discount to the intrinsic value of the business, and we believe the favorable pricing environment in the insurance industry positions GBLI to deliver strong fundamental results in the coming quarters and years. Currently, GBLI trades at roughly $29.13 per share, or 61% of the company’s $48.00 book value per share. Roughly $250 million of cash and investments, or $17.33 per share, is held at the parent LLC, free to be distributed to shareholders with minimal impact on the insurance operations or long-term growth potential. We believe that excess capital should be immediately returned to shareholders through a special dividend and/or share repurchase.

Based on peer multiples, we believe the operating subsidiary should be worth roughly 1.5x book value. However, the $250 million of excess capital weighs on the earnings power of the business, obfuscating the intrinsic value. After a substantial return of capital, we expect the true earnings power of the business would be clear. That, coupled with the ongoing $1.00 per share dividend should support a peer multiple closer to 1.5x book value. For these reasons and others, returning the excess capital could result in 114% upside for shareholders, almost immediately.

[1]

We voted for the redomestication scheme last year because we believed the scheme had the potential to create shareholder value by freeing up substantial excess capital that could then be returned to shareholders. In a press release issued on August 28, 2020, and again in your annual letter to shareholders, you confirmed that the redomestication enabled the company to move roughly $250 million of capital to the parent LLC. And yet, over the last eight months nothing has been disclosed about the expected use of this capital, other than to say it is available for “general corporate purposes.” This is an insufficient explanation for what amounts to roughly 60% of the current market value of the business.

To date the redomestication scheme has benefitted insiders at the expense of shareholders. The company spent significant time and capital executing the redomestication scheme, including a $10 million fee to Fox Paine and a $2 million grant to Director Hurwitz. The potential for a simpler corporate structure to result in reduced expenses is offset by increased taxes. Additionally, the conversion to an LLC resulted in GBLI’s removal from the Russell 2000, creating significant selling pressure on the stock. We believe a return of the excess capital to shareholders would offset the costs shareholders have born, drive the valuation of the stock to peer levels, and address the long-term, significant underperformance of GBLI stock relative to peers.

As a major shareholder, we have repeatedly asked you and the company to disclose the intended use for the excess capital, noting our preference for returning it to shareholders. Eventually, we were told our questions would be answered at an investor day that would be held in April 2021, which we were then told was delayed to May 2021, and now we are told has been delayed once again to September 2021. It is in the best interest of shareholders to stop any further delays and immediately return the excess capital to shareholders.

The excess capital also drags down the long-term potential of the business, which would otherwise be extremely attractive. The current pricing environment in the insurance industry provides a favorable backdrop for strong fundamental results, and the compensation plan the board approved for newly hired CEO David Charlton validates this view. The compensation package rewards Mr. Charlton with 5% of the value of the insurance operations (excluding the $250 million of excess capital) valued at 0.0x, 1.2x, 1.4x, or 1.8x book value, depending on achieving certain levels of Return on Equity (“ROE”) and Net Written Premium (“NWP”) growth over the next several years. In order to realize any compensation from his Book Value Appreciation Rights, Mr. Charlton must deliver an average ROE of at least 8.4% and an average NWP CAGR of at least 6.0% between 2022 and 2026. In the best case scenario, to realize a 1.8x book multiple, Mr. Charlton must generate an average ROE of over 12.5% and NWP CAGR of over 8.0%. Either scenario would represent a substantial improvement on GBLI’s recent performance.

[1] Data per Bloomberg and company filings. Peers include AMSF, EIG, CB, RLI, SIGI, WRB, MKL, ORI, HCI, THG, AFG, TRV, HRTG, PROS, KMPR, Y, DGICA, JRVR, STFC, HALL, UFCS, ARGO, AIZ, PTVCB.

However, this component of Mr. Charlton’s compensation package is tied to Book Value Appreciation Rights instead of restricted stock, which has historically been GBLI’s preferred method of incentive compensation. Consequently, there is no guarantee that shareholders will benefit in the same manner as Mr. Charlton, and it creates a potential misalignment of incentives between Mr. Charlton and the existing management team. Additionally, the excess capital will dilute whatever level of performance Mr. Charlton is able to achieve, unless it is returned to shareholders.

Last year you and the board recommended that shareholders vote for the redomestication scheme. Shareholders approved the scheme with the expectation that they would benefit. Yet to date, shareholders have suffered from forced selling by index funds and the significant fees to complete the scheme, including $10 million to Fox Paine and $2 million to Director Hurwitz. As more time passes, it appears increasingly likely that the sole purpose of the redomestication scheme was to pay yourselves excessive fees at shareholders’ expense. If that was not the intention, then the board should immediately return the excess capital that was freed up as part of the redomestication scheme or provide transparency into its intended use.

Sincerely,

Harbert Discovery Fund, LP

Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC